FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  05 April 2004


                               File no. 0-17630


                  CRH Directors'/Secretary's interests notification



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Directors'/Secretary's interests notification


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc


2. Name of director

William I. O'Mahony


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William I. O'Mahony


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

-


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Option - see details below


7. Number of shares/amount of stock acquired

-


8. Percentage of issued class

-


9. Number of shares/amount of stock disposed

-


10. Percentage of issued class

-


11. Class of security

-


12. Price per share

-


13. Date of transaction

-


14. Date company informed

-


15. Total holding following this notification

-


16. Total percentage holding of issued class following this notification

-


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

2nd April 2004


18. Period during which or date on which exercisable

2nd April 2007 - 1st April 2014


19. Total amount paid (if any) for grant of the option

EUR1.00


20. Description of shares or debentures involved: class, number

25,000 Ordinary Shares


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR16.71


22. Total number of shares or debentures over which options held following this notification

(i) Share option scheme      1,234,169

(ii) SAYE scheme     783


23. Any additional information


24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Secretary


Date of notification 5th April 2004



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc


2. Name of director/Secretary

Angela Malone


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Secretary


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Angela Malone


5. Please state whether notification relates to a person(s) connected with the director secretary named in 2 above and identify the connected person(s)

-


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Option - see details below


7. Number of shares/amount of stock acquired

-


8. Percentage of issued class

-


9. Number of shares/amount of stock disposed

-


10. Percentage of issued class

-


11. Class of security

-


12. Price per share

-


13. Date of transaction

-


14. Date company informed

-


15. Total holding following this notification

-


16. Total percentage holding of issued class following this notification

-


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

2nd April 2004


18. Period during which or date on which exercisable

(a)     2nd April 2007 - 1st April 2014

(b)     2nd April 2009 - 1st April 2014


19. Total amount paid (if any) for grant of the option

EUR1.00


20. Description of shares or debentures involved: class, number

(a)     10,000 Ordinary Shares

(b)     10,000 Ordinary Shares


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR16.71


22. Total number of shares or debentures over which options held following this notification

(i) Share Option Scheme     (a)     62,975

          (b)     84,657

(ii) SAYE scheme     1,956


23. Any additional information


24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification



Angela Malone, Secretary



Date of notification 5th April 2004





SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc


2. Name of director

Thomas W. Hill


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas W. Hill


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

-


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Option - see details below


7. Number of shares/amount of stock acquired

-


8. Percentage of issued class

-


9. Number of shares/amount of stock disposed

-


10. Percentage of issued class

-


11. Class of security

-


12. Price per share

-


13. Date of transaction

-


14. Date company informed

-


15. Total holding following this notification

-


16. Total percentage holding of issued class following this notification

-


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

2nd April 2004


18. Period during which or date on which exercisable

(a)     2nd April 2007 - 1st April 2014

(b)     2nd April 2009 - 1st April 2014


19. Total amount paid (if any) for grant of the option

EUR1.00


20. Description of shares or debentures involved: class, number

(a)     35,000 Ordinary Shares

(b)     35,000 Ordinary Shares


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR16.73


22. Total number of shares or debentures over which options held following this notification

(a)     271,846

(b)     321,247


23. Any additional information


24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340


25. Name and signature of authorised company official responsible for making this notification



Angela Malone, Secretary



Date of notification 5th April 2004





SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc


2. Name of director

John L. Wittstock


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John L. Wittstock


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

-


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary

Grant of Option - see details below


7. Number of shares/amount of stock acquired

-


8. Percentage of issued class

-


9. Number of shares/amount of stock disposed

-


10. Percentage of issued class

-


11. Class of security

-


12. Price per share

-


13. Date of transaction

-


14. Date company informed

-


15. Total holding following this notification

-


16. Total percentage holding of issued class following this notification

-


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

2nd April 2004


18. Period during which or date on which exercisable

(a)     2nd April 2007 - 1st April 2014

(b)     2nd April 2009 - 1st April 2014


19. Total amount paid (if any) for grant of the option

EUR1.00


20. Description of shares or debentures involved: class, number

(a)     35,000 Ordinary Shares

(b)     35,000 Ordinary Shares


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR16.73


22. Total number of shares or debentures over which options held following this notification

(a)     337,714

(b)     409,071


23. Any additional information


24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification



Angela Malone, Secretary



Date of notification 5th April 2004



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc


2. Name of director

Declan W. Doyle


3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Declan W. Doyle


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

-


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Option - see details below


7. Number of shares/amount of stock acquired

-


8. Percentage of issued class

-


9. Number of shares/amount of stock disposed

-


10. Percentage of issued class

-


11. Class of security

-


12. Price per share

-


13. Date of transaction

-


14. Date company informed

-


15. Total holding following this notification

-


16. Total percentage holding of issued class following this notification

-


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

2nd April 2004


18. Period during which or date on which exercisable

     2nd April 2007 - 1st April 2014


19. Total amount paid (if any) for grant of the option

EUR1.00


20. Description of shares or debentures involved: class, number

     70,000 Ordinary Shares


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR16.71


22. Total number of shares or debentures over which options held following this notification

(i) Share option scheme      452,534

(ii) SAYE scheme     1,128


23. Any additional information


24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification



Angela Malone, Secretary



Date of notification 5th April 2004



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


        All relevant boxes should be completed in block capital letters.

1. Name of company

CRH plc


2. Name of director

Myles P. Lee


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Myles P. Lee


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

-


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary

Grant of Option - see details below


7. Number of shares/amount of stock acquired

-


8. Percentage of issued class

-


9. Number of shares/amount of stock disposed

-


10. Percentage of issued class

-


11. Class of security

-


12. Price per share

-


13. Date of transaction

-


14. Date company informed

-


15. Total holding following this notification

-


16. Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

2nd April 2004


18. Period during which or date on which exercisable

(a)     2nd April 2007 - 1st April 2014

(b)     2nd April 2009 - 1st April 2014


19. Total amount paid (if any) for grant of the option

EUR1.00


20. Description of shares or debentures involved: class, number

(a)     35,000 Ordinary Shares

(b)     35,000 Ordinary Shares


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR16.71


22. Total number of shares or debentures over which options held following this notification

(i) Share Option Scheme     (a)     192,899

          (b)     195,863

(ii) SAYE scheme     1,211


23. Any additional information


24. Name of contact and telephone number for queries

Angela Malone

+ 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification



Angela Malone, Secretary



Date of notification 5th April 2004



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 05 April 2004



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director